Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
UBS AG Principal Protection Notes Linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return	$5,000,000	$279.00
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 13, 2009 and Product Supplement dated May 28, 2009)

UBS AG Principal Protection Notes

Linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI)
Excess Return due December 14, 2016

Market Strategies to Complement Traditional Fixed Income Investments

Investment Description

UBS AG Principal Protection Notes (the “Notes”) are senior, unsecured notes issued by UBS AG (“UBS”) linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return (the “underlying index”), which is comprised of exchange-traded futures contracts on twenty-six physical commodities. The Notes pay a semi-annual coupon and provide exposure to the potential positive performance of the underlying index, as well as protection at maturity of 100% of your principal. At maturity, if the index return is positive, you will receive your principal, plus an additional payment based on the index return, up to a maximum gain of 35%. If the index return is negative, you will receive your entire principal amount if you hold the Notes to maturity. We will also make coupon payments during the term of the Notes as described below regardless of the performance of the underlying index. Principal protection applies only if the Notes are held to maturity. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of UBS.

Features
☐	Growth Potential — If the underlying index appreciates in value, you will receive an index-linked return, subject to the maximum gain that, combined with the semi-annual coupon, may exceed the return you could receive on traditional fixed income investments.
☐	Income — Regardless of the performance of the underlying index, we will pay you a semi-annual coupon during the term of your Notes.
☐	Principal Protection Feature — If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of UBS.
☐	Diversification — The Notes may provide diversification within your portfolio through exposure to the underlying index, which is comprised of exchange-traded futures contracts on twenty-six physical commodities.

Key Dates

Trade Date	December 9, 2009
Settlement Date	December 14, 2009
Final Valuation Date*	December 8, 2016
Maturity Date*	December 14, 2016
*	Subject to postponement in the event of a market disruption event, as described in the Principal Protection Notes product supplement.
Security Offering

We are offering UBS AG Principal Protection Notes Linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return. The return on the Notes is subject to, and will not exceed the predetermined maximum gain. The Notes are offered at a minimum investment of $1,000, or 100 Notes.

Notes	Term	Coupon Rate per Annum*	Maximum Gain	Maximum Payment at Maturity per $10 Note	Starting Level	CUSIP	ISIN	Aggregate Principal Amount
Principal Protection Notes Linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return	7 years	2.00%	35.00%	$13.50 (excluding coupons)	1034.369	902661651	US9026616519	$5,000,000
*	Coupon will paid in arrears in 14 equal semi-annual installments based on the coupon rate per annum, regardless of the performance of the underlying index.

See “Additional Information about UBS and the Notes” on page 2. The Notes we are offering will have the terms set forth in the accompanying Principal Protection Notes product supplement, the accompanying prospectus and this pricing supplement. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-10 of the Principal Protection Notes product supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying Principal Protection Notes product supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Note	$10	3.50%	96.50%
Total	$5,000,000	$175,000	$4,825,000

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated December 9, 2009

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by an index supplement and a product supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the index supplement and the product supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product Supplement dated May 28, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000311/c150972_690359-424b2.htm

♦	Index Supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS”, “we”, “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. References to the “Principal Protection Notes product supplement” mean the UBS product supplement, dated May 28, 2009, references to the “index supplement” mean the UBS Index Supplement, dated January 13, 2009 and references to “accompanying prospectus” mean the UBS prospectus, titled “Debt Securities and Warrants”, dated January 13, 2009.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an investment with a return linked to the performance of the underlying index.
♦	You believe that the level of the underlying index will increase over the term of the Notes, although such increase is unlikely to exceed the maximum gain plus the coupon payments.
♦	You seek an investment that offers full principal protection against a decline in the underlying index when the Notes are held to maturity.
♦	You are willing to accept periodic income from your investment that is less than the coupon rate on a comparable maturity issuer bond.
♦	You are willing to accept the risk of fluctuations in commodities prices, in general, and the risks inherent in a concentrated investment in exchange-traded futures contracts on physical commodities, in particular.
♦	You are willing to hold the Notes to maturity, a term of 7 years.
♦	You are not seeking an investment for which there will be an active secondary market.
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.

The Notes may not be suitable for you if:

♦	You do not believe the level of the underlying index will increase over the term of the Notes or you believe the level of the underlying index will increase by more than the maximum gain plus the coupon payments.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by companies with comparable credit ratings.
♦	You are not willing to accept periodic income from your investment that is less than the coupon rate on a comparable maturity issuer bond.
♦	You are not willing to accept the risk of fluctuations in commodities prices, in general, and the risks inherent in a concentrated investment in exchange-traded futures contracts on physical commodities, in particular.
♦	You will create an overconcentrated position in any particular commodities sector of your portfolio by owning the Notes.
♦	You are unable or unwilling to hold the Notes to maturity, a term of 7 years.
♦	You seek an investment for which there will be an active secondary market.
♦	You seek an investment that is exposed to the full potential increase in the level of the underlying index, without a cap on participation.
♦	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the Notes.
Coupon Payment Dates

Coupon will be paid in arrears in fourteen equal semi-annual installments on the coupon payment dates listed below:

June 14, 2010	December 13, 2013
December 14, 2010	June 13, 2014
June 14, 2011	December 15, 2014
December 14, 2011	June 15, 2015
June 14, 2012	December 14, 2015
December 14, 2012	June 14, 2016
June 14, 2013	December 14, 2016

Final Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$10 per Note.
Minimum Investment	$1,000 (100 Notes)
Underlying Index	UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return
Term	7 years
Principal Protection(1)	100%, if held to maturity
Coupon Payment	Coupon paid in arrears in fourteen equal semi-annual installments based on the coupon rate per annum, regardless of the performance of the underlying index. The coupon rate per annum is 2.00%.
1st Installment through 14th Installment(2)	$0.10 per Note
Maximum Gain	35%
Payment at Maturity	If the index return is equal to or greater than the maximum gain, you will receive a cash payment per Note, which will be calculated as follows:
$10 + ($10 × maximum gain)
If the index return is positive but less than the maximum gain, you will receive a cash payment per Note, which will be calculated as follows:
$10 + ($10 × index return)
If the index return is zero or negative, you will receive a cash payment of $10 per Note
Index Return	Ending Level – Starting Level Starting Level
Starting Level	The closing level of the underlying index on the trade date
Ending Level	The closing level of the underlying index on the final valuation date
Underlying Index Sponsors	UBS and Bloomberg L.P., or any successor

Determining Payment at Maturity

You will receive at maturity your principal amount plus an amount based on the maximum gain calculated as follows:

$10 + ($10 × maximum gain)

(1)	Principal protection is provided by UBS, and, therefore, is dependent on the ability of UBS to satisfy its obligations when due.
(2)	Coupon payments will be paid on the coupon payment dates listed in the table of coupon payment dates on page 2 of this pricing supplement.

Hypothetical Examples and Return Table of the Notes at maturity

The following scenario analysis reflects a maximum gain of 35% and a range of index returns from 50% to -50%. The scenario analysis does not reflect the total coupon of 14% (2% per annum) payable on the Notes.

The following examples illustrate the payment at maturity and total return on a hypothetical offering of the Notes assuming the following:

Term:	7 years
Principal Amount:	$10
Coupon per Annum*:	2% (or $0.10 per semi-annual period)
Total Coupon Payments per Note:	$1.40 ($0.10 x 14 = $1.40)
Starting Level:	125 (hypothetical)
Maximum Gain:	35%
*	Coupon payment will be paid in arrears in fourteen equal semi-annual installments during the term of the Note.

Example 1: The closing level of the underlying index increases from a starting level of 125 to an ending level of 150.

Because the index return is 20%, which is less than the maximum gain of 35%, the investor would receive at maturity the principal amount of each Note plus a payment equal to the principal amount multiplied by the index return, as set forth below:

At maturity, the investor will receive a cash payment equal to:

$10 + ($10 × index return)

$10 + ($10 × 20%) = $12

Investor receives $12 at maturity for each Note. In addition, for each Note, the investor receives total coupon payments over the term of the Notes equal to $1.40. Therefore, the investor receives a cumulative payment of $13.40 for each Note (a 34% total return).

Example 2: The closing level of the underlying index increases from a starting level of 125 to an ending level of 250.

Because the index return of 100% is more than the maximum gain of 35%, the investor would receive at maturity the principal amount of each Note plus a payment equal to the principal amount multiplied by maximum gain of 35%, as set forth below:

At maturity, the investor will receive a cash payment equal to:

$10 + ($10 × maximum gain)

$10 + ($10 × 35%) = $13.50

Investor receives $13.50 at maturity for each Note. In addition, for each Note, the investor receives total coupon payments over the term of the Notes equal to $1.40. Therefore, the investor receives a cumulative payment of $14.90 for each Note (a 49% total return).

Example 3: The level of the underlying index decreases from a starting level of 125 to an ending level of 75.

Because the index return is -40%, the investor would receive at maturity 100% of the principal amount of each Note.

At maturity, the investor will receive a cash payment equal to: $10 for each Note.

Investor receives $10 at maturity for each Note. In addition, for each Note, the investor receives total coupon payments over the term of the Notes equal to $1.40. Therefore, the investor receives a cumulative payment of $11.40 for each Note (a 14% total return).

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the offering of Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section beginning on page PS-10 of the Principal Protection Notes product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Principal protection only applies if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. You will be entitled to receive at least the full principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.
♦	The appreciation potential of the Notes will be limited by the maximum gain — If the Ending Level is greater than the Starting Level, for each $10 principal amount per Note, you will receive at maturity any unpaid interest plus $10 plus a return that will not exceed the maximum gain of 35.00% of the principal amount, regardless of the appreciation in the underlying index, which may be significant.
♦	Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.
♦	Market risk — The return on the Notes, if any, at maturity is directly linked to the performance of the underlying index, and indirectly linked to the value of the futures contracts on physical commodities comprising the underlying index (the “index commodities”), and will depend on whether, and the extent to which, the index return is positive. You will receive no more than the principal amount of your Notes at maturity if the index return is zero or negative.
♦	The return on your Notes may be lower than the interest on a conventional fixed rate or floating rate debt security — As a holder of the Notes, you will receive semi-annual coupon payments. The overall return you earn on your Notes may be lower than interest payments you would receive by investing in a conventional fixed-rate or floating-rate debt security having the same maturity date and issuance date as the Notes.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the initial price to public, and as a result you may suffer substantial losses.
♦	Owning the Notes is not the same as owning the index commodities — The return on your Notes may not reflect the return you would realize if you actually owned the commodities underlying the futures contracts comprising the underlying index (the “index commodities”) or a security directly linked to the underlying index and you will not have rights that holders of exchange-traded futures contracts on the index commodities may have.
♦	Price prior to maturity — The market price for the Notes will be influenced by many unpredictable and interrelated factors, including the market price of the index commodities or exchange-traded futures contracts on the index commodities; the composition of the underlying index; the supply and demand for the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Notes in the secondary market, if one develops, is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	UBS’ involvement in the CMCI Committees may conflict with your interest as a holder of the Notes — UBS nominates members of the CMCI Committees. Consequently, UBS will be involved in the composition and management of the underlying index, including additions, deletions and the weightings of the index commodities or exchange-traded futures contracts on the index commodities, all of which could affect the level of the underlying index and, therefore, the market value of the Notes. Due to its influence on determinations of the CMCI Committees, which may affect the market value of the Notes, UBS, as issuer of the Notes, may have a conflict of interest if it participates in or influences such determinations.
♦	The underlying index is a proprietary index of UBS and conflicts of interest may arise due to this — The underlying index is the exclusive property of UBS and is calculated by UBS. Any actions or judgments by UBS could adversely affect the trading value of the Notes and the payment we will pay to you at maturity. We do not have any obligation to take the needs of any parties to transactions involving the underlying index, including the holders of the Notes, into consideration, when taking any actions or making any judgments with respect to the underlying index and we accept no liability for any errors in or discontinuation of disclosure regarding the methods or policies relating to the calculation of the underlying index. You, as an investor in the Notes, should make your own investigation into the underlying index and UBS. We and our affiliates do not guarantee and assume no potential liability for the adequacy or accuracy of the calculation or publication of the underlying index.

♦	Potential of UBS transactions to impact on price — Trading or transactions by UBS or its affiliates in the index commodities and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying index, may adversely affect the performance of the underlying index and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates actively engage in trading activity related to the underlying index, and the index commodities. UBS and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives and related instruments which are linked to the performance of index commodities or are linked to the performance of the underlying index. Certain of UBS’s affiliates may underwrite or issue other securities or financial instruments indexed to the underlying index and related indices, and UBS and Bloomberg L.P. and their affiliates may license the underlying index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the underlying index. The calculation agent, UBS Securities LLC, will determine the payment at maturity based on the observed level of the underlying index. The calculation agent can postpone the determination of the ending level if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Notes. Any such research, opinions or recommendations could affect the level of the underlying index and therefore the market value of the Notes.
♦	The underlying index reflects excess return, not total return — The return on your Notes is based on the performance of the underlying index, which reflects the returns that are potentially available through an unleveraged investment in the index commodities. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the index commodities. The return on your Notes will not include such a total return feature or interest component.
♦	Commodity price risks — Trading in futures contracts associated with the underlying index is speculative and can be extremely volatile. Market prices of the physical commodities underlying the futures contracts comprising the underlying index may fluctuate rapidly based on numerous factors. These factors may affect the level of the underlying index and the market value of your Notes in varying ways, and different factors may cause the value of different commodities included in the underlying index, and the volatilities of their prices, to move in inconsistent directions and at inconsistent rates.
♦	Changes that affect the composition and calculation of the underlying index will affect the market value of the Notes — The CMCI and the the underlying index are overseen and managed by the CMCI Governance Committee, in consultation with the CMCI Advisory Committee (the CMCI Governance Committee and the CMCI Advisory Committee together, the “CMCI Committees”). The CMCI Committees exercise discretion, subject to ratification by UBS and Bloomberg (the “Index Sponsors”), regarding the composition and methodology of the underlying index, including additions, deletions and the weightings of the underlying index commodities, all of which could affect the underlying index and, therefore, could affect the amount payable on the Notes at maturity and the market value of the Notes prior to maturity. The CMCI Committees do not have any obligation to take the needs of any parties to transactions involving the underlying index, including the holders of the Notes, into consideration when re-weighting or making any other changes to the underlying index.

Furthermore, the bi-annual determination of the calculation of the composition of the underlying index will be conducted in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the underlying index. Any discrepancies that require revision are not applied retroactively but will be reflected in prospective weighting calculations of the underlying index for the following year. However, not every discrepancy may be discovered.

The market value of the Notes could also be affected if UBS, in its sole discretion, discontinues or suspends calculation of the underlying index, or the Index Sponsors in their sole discretion, suspend publication of the underlying index, in which case it may become difficult to determine the market value of the Notes. If events such as these occur, or if the Ending Level is not available because of a market disruption event or for any other reason, the calculation agent — which will initially be UBS Securities LLC, an affiliate of UBS — will make a good faith estimate of the Ending Level that would have prevailed in the absence of the market disruption event. Notwithstanding the occurrence of one or more events, which may, constitute a market disruption event, the calculation agent may waive its right to postpone the determination of the Ending Level if it determines such events have not and are not likely to materially impair its ability to determine the Ending Level on such date. If the calculation agent determines that the publication of the underlying index is discontinued and that there is no successor index on the date when the Ending Level is required to be determined, the calculation agent will, instead, make a good faith estimate of the Ending Level by reference to a group of physical commodities, exchange-traded futures contracts on physical commodities or indexes and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the underlying index.

♦	Suspensions or disruptions of market trading in the commodity and related futures markets may adversely affect the value of your Notes — Commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some non-U.S. exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a different price.

Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the underlying index and, therefore, the value of your Notes.
♦	Higher future prices of the index commodities relative to their current prices will affect the market value of the Notes — The underlying index is comprised of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the underlying index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” Conversely, contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The underlying index also offers continuous roll mechanics for each constant maturity with respect to each commodity futures contract, which in contrast to rolling of front-month contracts offered in traditional commodity indices, offers the potential to mitigate negative roll yield. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the underlying index and, accordingly, adversely affect the market value of the Notes.
♦	Potential over-concentration in particular commodity sectors — The commodities underlying the futures contracts included in the underlying index are concentrated in a limited number of sectors, particularly energy, agriculture and industrial metals. Investment in the Notes will increase your portfolio’s exposure to fluctuations in the commodity sectors comprising the underlying index.
♦	Prolonged decline in value in energy oriented materials would have a negative impact on the level of the underlying index and the value of your Notes — Approximately 35% of the index commodities are energy oriented, including approximately 21.84% in crude oil and heating oil. Accordingly, a decline in value in such raw materials would adversely affect the level of the underlying index and the value of your Notes. Technological advances or the discovery of new oil reserves could lead to increases in world wide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the underlying index to lessen or eliminate the concentration of existing energy contracts in the underlying index or to broaden the underlying index to account for such developments, the level of the underlying index and the value of your Notes could decline as a result.
♦	An investment in the Notes is subject to risks associated with foreign commodities markets — The underlying index consists of exchange traded futures contracts on twenty-six physical commodities, five of which are traded on the London Metal Exchange. You should be aware that investments in securities linked to the value of foreign commodity contracts involve particular risks. The underlying index will include index commodities that trade on foreign trading facilities. The regulations of the U.S. Commodity Futures Trading Commission do not apply to trading on foreign trading facilities, and trading on foreign trading facilities may involve different and greater risks than trading on United States trading facilities. Certain foreign markets may be more susceptible to disruption than United States trading facilities due to the lack of a government-regulated clearinghouse system. Trading on foreign trading facilities also involves certain other risks that are not applicable to trading on United States trading facilities. Those risks include: exchange rate risk relative to the U.S. dollar, exchange controls, expropriation, burdensome or confiscatory taxation, and moratoriums, and political or diplomatic events.

It is possible that a foreign country or exchange may not have laws or regulations which adequately protect the rights and interests of investors in the index commodities or underlying index. Any adverse affect on the index commodities or underlying index resulting from any such inadequate laws or regulations could have an adverse affect on the price of the Notes.

♦	The Notes are not regulated by the CFTC — Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator.” Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, UBS will not be registered with the CFTC as a “commodity pool operator” and you will not benefit from the CFTC’s or any non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The Notes do not constitute investments by you or UBS on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant.” UBS is not registered with the CFTC as a “futures commission merchant” and you will not benefit from the CFTC’s or any other non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant.
♦	There are uncertainties regarding the underlying index because of its limited performance history — The underlying index was launched in January 2007. While the underlying index is intended to represent a benchmark for physical commodities investments, the methodology used to achieve this benchmarking has a limited history in its application. It therefore cannot be determined at this point whether, or the extent to which, the underlying index will serve as an adequate benchmark for the performance of the physical commodities market. Moreover, while the underlying index is subject to bi-annual review and rebalancing in order to maintain the intended commodity weightings, it is uncertain how successful the CMCI Committees will be in achieving their goal of maintaining an appropriate benchmark.

♦	The CMCI Committees may be required to replace an underlying index component — If, for any reason, one of the exchange-traded futures contracts composing the underlying index ceases to exist or liquidity collapses to abnormal levels, or any other similar event with similar consequences as determined in the discretion of the CMCI Committees occurs, the CMCI Advisory Committee will call an exceptional meeting to assess the situation and advise the CMCI Governance Committee as to a replacement for the component or for a change in weighting. The CMCI Governance Committee will then make a decision regarding replacement or reweighting subject to ratification by the Index Sponsors. The replacement of a component or a change in weighting may have an adverse impact on the value of the underlying index and, therefore, the value of your Notes.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section entitled “What Are the Tax Consequences of the Notes?” on page 16 and the section entitled “Supplemental U.S. Tax Considerations” on page PS-25 of the Principal Protection Notes product supplement and consult your tax advisor about your tax situation.
Historical Closing Levels of the Underlying Index

Any historical upward or downward trend in the value of the underlying index during any period shown below is not an indication that the value of the underlying index is more or less likely to increase or decrease at any time during the term of the Notes. The historical underlying index levels do not give an indication of future performance of the underlying index. UBS cannot make any assurance that the future performance of the underlying index or the Index Commodities will result in holders of the Notes receiving a positive return on their investment.

The table below shows the performance of the underlying index from December 31, 1998 through December 9, 2009. As the underlying index was only launched on January 29, 2007, all historical data contained in the following tables and graphs that relate to the period prior to such date was derived by applying the underlying index’s calculation methodology to the historical prices of the commodity futures contracts comprising the underlying index.

Pro Forma and Historical Results for the
period December 31, 1998 through December 9, 2009

Year	Ending Level	Annual Return
1998	302.83
1999	365.13	20.57%
2000	436.74	19.61%
2001	360.42	-17.47%
2002	429.22	19.09%
2003	543.76	26.69%
2004	686.67	26.28%
2005	918.63	33.78%
2006	1054.75	14.82%
2007	1236.33	12.00%
2008	821.51	-33.55%
12/09/09	1034.369	25.91%

Source: UBS Investment Bank and CMCI Advisory Committee.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The table below shows the performance of the underlying index from July 31, 1998 through December 9, 2009 in comparison with two comparable commodities indices: the S&P Goldman Sachs Commodity Index (GSCI®) Excess Return (“S&P GSCI® Excess Return”) and the Dow Jones-UBS Excess Return Commodity IndexSM (“DJUBS Excess ReturnSM”). The data for the underlying index is derived by using the underlying index’s calculation methodology with historical prices.

	Pro Forma and Historical Results for the period July 31, 1998 through December 9, 2009
	DJUBS Excess ReturnSM	S&P GSCI® Excess Return	CMCI Excess Return
Total Return	45.64%	30.02%	198.27%
Annualized Return	3.36%	2.34%	10.091%

Source: UBS Investment Bank and CMCI Advisory Committee.

The graph below illustrates the performance of the underlying index from July 31, 1998 through December 9, 2009 in comparison to the S&P GSCI® Excess Return and the DJUBS Excess ReturnSM.

*	The data for the underlying index for the period prior to its inception in January 2007 is pro forma and is derived by using the underlying index’s calculation methodology with historical prices.

Historical information presented is as of December 9, 2009 and is furnished as a matter of information only. Historical performance of the underlying index is not an indication of future performance. Future performance of the underlying index may differ significantly from historical performance, whether positively or negatively.

Source: UBS Investment Bank and CMCI Advisory Committee.

The UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return

The following is a description of the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return, including without limitation, composition, weighting, method of calculation and procedures for changes in components and weights. The information in this description has been taken from (i) publicly available sources (for which information we accept responsibility as to correct reproduction but no further or other responsibility (express or implied) regarding such third party information), and (ii) the “UBS Bloomberg CMCI (Constant Maturity Commodity Index): Technical Document” (a document available publicly on the website of UBS Bloomberg CMCI at http://www.ubs.com/cmci), which is summarized but not incorporated by reference herein. Such information reflects the policies of, and is subject to change at any time by the Index Sponsors. We accept responsibility as to the correct reproduction of such information. UBS has not independently verified information from publicly available sources, described above in clause (i). You, as an investor in the Notes, should make your own investigation into the underlying index. Neither the CMCI Committees acting corporately nor any member of the CMCI Committees individually is involved in the offer of the Notes, and none of the CMCI Committees or their members has any obligation to consider your interests as a holder of the Notes. However, certain employees of UBS, the issuer of the Notes, are members of the CMCI Committees, and affiliates of UBS are involved in the public offering and sale of the Notes.

Bloomberg and UBS have no obligation to continue to publish the underlying index and may discontinue publication of the underlying index at any time in their sole discretion.

Overview of the Underlying Index

The underlying index was introduced in January 2007 to provide an innovative alternative to traditional commodity indices. The underlying index is weighted across both commodities and maturities. The underlying index, which is rebalanced monthly, represents a basket of futures contracts representing 26 commodities with a series of up to five different investment maturities for each individual commodity using the calculation methodology of constant maturity forwards. Traditional commodity indices tend to focus on front-month contracts with short tenors (time to maturity) whereas the underlying index is based on commodity futures contracts with tenors ranging from three months to three years. The underlying index also offers continuous roll mechanisms for each constant maturity with respect to each commodity futures contract, which, in contrast to rolling of front-month contracts offered in traditional commodity indices, offers the potential to mitigate negative roll yield. Roll yield arises from the differential between the price levels of the contracts that an index rolls out of and those it rolls into. The commodities represented in the underlying index currently include agricultural products, energy products, metals and live stock. The exchanges include the New York Mercantile Exchange (including the COMEX division), Chicago Board of Trade, London Metal Exchange, New York Board of Trade, Chicago Mercantile Exchange, ICE Futures and Euronext.Liffe.

The underlying index is calculated and disseminated by UBS approximately every fifteen seconds (assuming the underlying index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m., New York City time, and a daily index level is published between 4:00 p.m. and 6:00 p.m., New York City time, on each Index Business Day. The underlying index information is available from Bloomberg on pages CUBS + GO, CMCN or CMCX and from Reuters on page UBSCMCI.

“Index Business Day” means a business day on which trading is generally conducted on New York Mercantile Exchange, Inc. (including the COMEX division), Chicago Board of Trade, ICE Futures, European Energy Exchange, London Metal Exchange, Kansas City Board of Trade, New York Board of Trade, Winnipeg Commodities Exchange, Euronext.Liffe, the Chicago Mercantile Exchange and any other future exchanges that provide data on commodity futures contracts which, in part, are used to compile and calculate the underlying index.

For further information on the underlying index, investors can go to http://www.ubs.com/cmci. The underlying index values can also be found at http://www.ubs.com/keyinvest, choose “United States”, and then click on the “Commodities” tab.

Set forth below is a current list of the commodity futures contracts comprising the underlying index, together with the respective symbols, exchanges and individual tenor weights, as of July 1, 2009. The individual commodity futures contracts are reweighted to their initial target weights on a monthly basis.

Component/Quoted SCM	Code	Exchange/ Platform	3M	6M	1Y	2Y	3Y	Total Individual Commodity Target Weight*
WTI Crude Oil	CL	NYMEX	4.81%	1.17%	1.01%	1.34%	0.89%	9.22%
WTI Crude Oil	EN	ICE	2.33%	0.53%	0.48%	0.49%	0.37%	4.21%
Brent Crude Oil	LCO	ICE	3.32%	0.90%	0.51%	0.49%	0.42%	5.64%
Heating oil	HO	NYMEX	1.90%	0.47%	0.41%	–	–	2.77%
Gasoil	LGO	ICE	2.29%	0.60%	0.53%	–	–	3.42%
RBOB Gasoline	RB	NYMEX	2.49%	0.67%	–	–	–	3.17%
Natural Gas	NG	NYMEX	3.14%	0.85%	0.86%	0.84%	0.61%	6.30%
LME Copper	LP	LME	3.68%	2.21%	2.22%	2.02%	1.76%	11.90%
LME Zinc	LX	LME	1.23%	0.66%	0.63%	–	–	2.52%
LME Aluminium	LA	LME	2.65%	1.66%	1.90%	1.64%	1.20%	9.05%
LME Nickel	LN	LME	1.24%	0.58%	0.59%	–	–	2.42%
LME Lead	LL	LME	0.62%	0.30%	0.24%	–	–	1.16%
Gold	GC	COMEX	2.48%	0.51%	0.33%	0.29%	0.26%	3.87%
Silver	SI	COMEX	0.50%	0.10%	0.08%	0.07%	0.05%	0.81%
SRW Wheat	W	CBOT	2.80%	0.78%	0.54%	–	–	4.12%
Corn	C	CBOT	3.63%	1.42%	1.03%	–	–	6.07%
Soybeans	S	CBOT	4.30%	1.02%	0.81%	–	–	6.13%
Soybeans Meal	SM	CBOT	1.17%	0.43%	–	–	–	1.60%
Soybean Oil	BO	CBOT	1.29%	0.42%	–	–	–	1.72%
Sugar #11	SB	NCBOT	2.83%	1.18%	0.88%	–	–	4.89%
Sugar #5	QW	EN	0.94%	0.32%	–	–	–	1.26%
Cocoa	QC	EN	0.48%	0.17%	0.11%	–	–	0.76%
Coffee “C” Arabica	KC	NYBOT	0.84%	0.26%	0.15%	–	–	1.24%
Cotton	CT	NYBOT	1.15%	0.34%	0.20%	–	–	1.69%
Live Cattle	LC	CME	1.66%	0.60%	–	–	–	2.27%
Lean Hogs	LH	CME	1.33%	0.48%	–	–	–	1.81%
Total			55.10%	18.65%	13.51%	7.20%	5.55%	100.00%

Source: UBS Investment Bank and CMCI Advisory Committee.

*	Weights across maturities are determined based on the relative liquidity of the underlying futures contracts. See “CMCI Weightings — Continuous Rolling of Contracts” on page 13. The target duration (in months) for the underlying index is 8.24 months.

The weights of the underlying index tenors (maturities) are as follows*:

Source: UBS Investment Bank and CMCI Advisory Committee.

*The bars represent cumulative tenor weights of all the futures contracts representing 26 commodities for each constant maturity.

The commodity sectors included in the underlying index as of July 1, 2009, and their initial relative target weights are as follows**:

Index Target Weights

Source: UBS Investment Bank and CMCI Advisory Committee.

**	The individual commodity futures contracts are reweighted to their initial weights on a monthly basis.

The CMCI Committees

All decisions related to the underlying index are made by the CMCI Governance Committee, which is comprised of eight people: four appointed by each Index Sponsor. Each Index Sponsor, in turn, appoints a chairman from the members of the CMCI Governance Committee who serves for a period of six months. Each representative on the CMCI Governance Committee has one vote, with the chairman having an additional vote in the event of a tie. The CMCI Governance Committee holds ordinary meetings bi-annually around the second Friday of May and November.

The CMCI Governance Committee is advised by the CMCI Advisory Committee, which is comprised of experts including trading, research, and structuring representatives, a secretary and a legal advisor. The CMCI Advisory Committee provides relevant market data and recommends appropriate changes to the CMCI. The CMCI Advisory Committee may also request special meetings of the CMCI Governance Committee in the case of market emergencies or where the CMCI Advisory Committee feels a special meeting is necessary. Ultimately, the decisions of the CMCI Governance Committee must be reviewed and, if approved, implemented by the Index Sponsors themselves. In this regard, each Index Sponsor will be represented by an appointee who is a board member (or Managing Director).

Index Composition

The Selection Process

In order to be eligible for inclusion in the underlying index, a commodity future contract must satisfy certain requirements as described below. Changes in the underlying index’s composition, as described herein, are entirely a function of those changes made to the CMCI by the CMCI Governance Committee. No decision can be made to add or withdraw an underlying index component or affect the weight of such component independently from those made with respect to the underlying index.

Generally, when a contract becomes eligible for inclusion in the underlying index, and the CMCI Governance Committee believes that such inclusion is appropriate in light of the underlying index procedures and objectives, changes in the underlying index composition would be reviewed in May and November by the CMCI Governance Committee, with changes effected during the following maintenance period of July and/or January.

The underlying index composition is modified only on rare occasions, in order to maintain the liquidity and stability of the underlying index, and the composition of the underlying index generally will not be changed unless extraordinary circumstances in fact occur. Such “extraordinary circumstances” may include (but are not limited to):

♦	declining or rising trading volumes, instrument delisting or creation,
♦	critical changes in commodity supply and demand patterns, or global economic patterns affecting the supply or demand,
♦	changes in foreign exchange laws, or
♦	in general, all types of legal and tax rulings or decisions presenting a material increase in costs or compliance burden to underlying index investors and/or members of the CMCI Governance Committee.

In some special situations likely to affect the underlying index adversely and reflect negatively on investors and/or members of the CMCI Governance Committee, the CMCI Governance Committee can also declare “force majeure” and can change any parameter of the underlying index with immediate effect. The Index Sponsors also reserve the right to alter the procedures and methodology related to selecting the underlying futures contracts.

Component Selection and Target Weights

For a commodity contract to be included in the underlying index, the following primary and secondary requirements have to be satisfied:

♦	The “primary requirements” involve satisfying certain criteria related to the nature of the instrument as well as some technical characteristics including country of origin, trading characteristics, foreign exchange controls, availability and accuracy of contract, price and volume data.
♦	The “secondary requirements” involve satisfying a series of purely financial thresholds based on liquidity, including, among other things, open interest and market volume. Open interest, which reflects positions in contracts that remain open on an overnight or multi-day basis, is used to assess past and future liquidity. Market volume, which reflects the number of contracts traded in a given period of time, indicates immediate interest, and over a period of time provides a usable measure of liquidity.

Index Weightings

Initial Weightings

As of the date of this pricing supplement, the underlying index components have the initial target weightings indicated in the chart on page 11 (the “Initial Weightings”). The Initial Weightings may be amended from time to time, as described below.

The weighting process for the underlying index is designed to reflect the economic significance and market liquidity of each commodity. The Index Sponsors use a two-step approach to determining target weights of the futures contracts in the underlying index. First, the Index Sponsors use regional Consumer Price Indexes (CPI), Producer Price Indexes (PPI) and Gross Domestic Product (GDP) data to produce the Economic Weight (EW) of each of the five sectors of the underlying index — the five sectors of the underlying index are currently agriculture, livestock, energy, precious metals and industrial metals. These EWs are then blended with liquidity data (open interest and volume) for each sector to determine the final sector weights. Second, we determine the target weight of each individual commodity within each sector by using the dollar value of global consumption for each commodity and liquidity data, as represented by volume and open interest data.

Changes in the Weights and/or Index Composition

As noted above, the CMCI Advisory Committee reviews the selection and weightings of the futures contracts in the underlying index bi-annually, in November and May, or at any special meeting called by the CMCI Advisory Committee. Thus, weights are potentially reassigned whenever a regular or special meeting of the CMCI Governance Committee is held, subject to ratification by the CMCI Governance Committee.

Continuous Rolling of Contracts

The underlying index represents a weighted average of all available CMCI constant maturities (ranging from three months to three years). The distribution of weightings to available tenors (time to maturity) is a function of relative liquidity of the underlying futures contracts. As of July 1, 2009, the average tenor of the futures contracts comprising the underlying index is approximately eight months. As with most asset classes, the liquidity of commodity futures contracts tends to reduce as time to maturity increases. Therefore, the continuous rolling (constant maturity) of the underlying index limits the dilution of liquidity of the underlying commodity futures contracts. In this way, the underlying index reflects the most liquid contracts.

Rebalancing of the Index Components

Because of price movements, the weight of each component in the underlying index will move away from its target weight over time. The weight of each underlying index component is therefore rebalanced over the final three Business Days of each month in order to bring each underlying commodity back to its target weight. The process is automatic and is implemented via a pre-defined algorithm.

In addition, twice annually in January and July there is a maintenance period at which time the target weights themselves are adjusted according to decisions of the CMCI Governance Committee.

Market Disruption

As noted above, the CMCI Advisory Committee will request extraordinary meetings with the CMCI Governance Committee in the event of actual or potential “market emergency” or “force majeure” events (as discussed below), or any other situations the CMCI Advisory Committee deems, in its own discretion, to require an extraordinary meeting. The purpose of such meetings will be for the CMCI Governance Committee to determine what, if any, changes should be made to the underlying index.

Market Emergency and Force Majeure

In some extraordinary circumstances, the CMCI Governance Committee, in consultation with the CMCI Advisory Committee, can deem an event a “market emergency and force majeure” event. Such extraordinary circumstances include:

♦	currency control mechanisms,
♦	a tax related announcement,
♦	a scientific announcement,
♦	an official or state announcement likely to affect commodities markets,
♦	any climate and weather related emergencies,
♦	a war,
♦	a terrorist event,
♦	any other event which would make the calculation of the underlying index impossible or infeasible, technically or otherwise, or that makes the underlying index non-representative of market prices or undermines the objectives of the underlying index, and
♦	any situation creating an unfair advantage or disadvantage for any individual or group of market participants or the Index Sponsors.

Whenever a “market emergency and force majeure” event has been identified, the CMCI Governance Committee, in consultation with the CMCI Advisory Committee, can take any action it deems appropriate, such as, but not limited to:

♦	the replacement of a daily component nearby price when there is an obvious and manifest error in the officially settled price or when market abuse is likely to have taken place,
♦	the temporary or permanent removal of a commodity from the underlying index,
♦	the immediate change of an underlying index parameter,
♦	the suspension of the calculation of the underlying index, a CMCI sub-index, a constant maturity series, or a currency series, or
♦	in general, any action necessary to preserve the reputation of the underlying index as a fair and tradable benchmark.

Adjustments for “Market Disruption Event Day”

When an exchange fails to publish a settlement price for a contract involved in the roll, the Index Business Day is deemed a “market disruption event day.” The components involved are not rolled on that day. For those contracts or components, the roll periods remain identical to the value they had on the Index Business Day immediately preceding the “market disruption event day” in such a way that the roll period is extended for as long as no settlement price is made available by the affected exchange. If, after a period of five standard Business Days, no settlement price has been made available by the exchange, the Index Sponsors will determine, in good faith, bearing in mind both the interests of investors and market participants, the one or more exchange settlement prices necessary for the rolling of the component and the calculation of the underlying index.

Adjustments for “FX Market Disruption Event Day”

In the event of a referenced price source failing to publish a valid fixing rate for a referenced currency exchange rate, the Index Business Day is deemed an “FX market disruption event day.” If no fixing price has been made available by the defaulting price source, the one or more foreign exchange currency rate fixing prices necessary for the calculation of the underlying index will be obtained by the Index Sponsors from commercially reasonable sources in the market, or determined in good faith, bearing in mind both the interest of investors and market participants, and with an aim to maintain and reinforce the position of the underlying index as a leading tradable commodity investment benchmark. A commercially reasonable method would be for example, but is not limited to, the averaging of three foreign exchange broker-dealer quotes at the approximate time when the fixing would have been determined by the price source. In the event of the rate source becoming permanently deficient, the CMCI Governance Committee, in consultation with the CMCI Advisory Committee, can deem the event a “force majeure” event and decide to replace it by a new source with immediate effect.

Disclaimer

THE INDEX SPONSORS DO NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN AND SHALL NOT HAVE ANY LIABILITY FOR ANY DATA INCLUDED THEREIN OR FOR ANY ERRORS, OR OMISSIONS OR INTERRUPTIONS IN THE CALCULATION AND/OR DISSEMINATION OF THE UNDERLYING INDEX. THE INDEX SPONSORS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS AG, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN OR FROM ANY OTHER USE (WHETHER DIRECTLY OR VIA ANY PRODUCT REFERENCED THERETO). THE INDEX SPONSORS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND TO THE EXTENT PERMITTED BY LAW HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, TO THE EXTENT PERMITTED BY LAW, THE INDEX SPONSORS DISCLAIM ANY LIABILITY FOR ANY PUNITIVE, INDIRECT, SPECIAL, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Commodity Futures Market

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the underlying index are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin.” This amount varies based on the requirements imposed by the exchange clearinghouses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin in the most advantageous form (which may vary depending on the exchange, clearinghouse or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called “variation margin” and make the existing positions in the futures contract more or less valuable, a process known as “marking to market.”

Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearinghouse and a brokerage firm which is a member of the clearinghouse. The clearinghouse guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the CFTC. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the underlying index has been comprised exclusively of futures contracts traded on regulated exchanges.

What are the tax consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-25 of the Principal Protection Notes product supplement. To the extent any information in this pricing supplement is inconsistent with the accompanying Principal Protection Notes product supplement, prospective investors should rely on the information in this pricing supplement.

In the opinion of Cadwalader, Wickersham & Taft LLP, the Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules are applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include income each year in respect of the Notes in excess of any coupon payments you receive. Your cost basis in the Notes will be increased by the amount you are required to include in income and reduced by the amount of any coupon payments you receive.

We have determined the comparable yield for the Notes is equal to 4.29% per annum, compounded semiannually, with a projected payment at maturity of $11.85 based on an investment of $10. Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $0.02 in 2009, $0.43 in 2010, $0.44 in 2011, $0.45 in 2012, $0.46 in 2013, $0.47 in 2014, $0.49 in 2015 and $0.48 in 2016. However, if the amount you receive at maturity is greater than $11.85 (not including your final coupon), you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2016 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $11.85 (not including your final coupon), you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2016 by an amount that is equal to such difference. If the amount you receive at maturity is less than $11.37 (not including your final coupon), then you would recognize a net ordinary loss in 2016 in an amount equal to such difference. This comparable yield and projected payment schedule are neither predictions nor guarantees of what the actual payments you receive will be.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	245,630	236,941
Total Debt	245,630	236,941
Minority Interest(2)	7,720	7,447
Shareholders’ Equity	39,536	38,138
Total capitalization	292,886	282,526
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.96463 (the exchange rate in effect as of September 30, 2009).

Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of this pricing supplement, the document filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes and, thus creates an additional conflict of interest within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Notes in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.